ONEFUND TRUST

200 2nd Ave. South #737

St. Petersburg, FL 33701

September 15, 2023

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Post-Effective Amendment No.48 to the Registration Statement of ONEFUND TRUST (“Registrant”) (SEC File No. 811-21836 and CIK 0001345125)

Ladies and Gentlemen:

On December 7, 2022, the Registrant filed Post-Effective Amendment No. 48 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering a new share class of Registrant (“D Shares”). The accession number for Post-Effective Amendment No. 48 is 0001140361-22-044698.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests the withdrawal of the Post-Effective Amendment No. 48. For the avoidance of doubt, the Registrant requests the withdrawal solely of filings related to Post-Effective Amendment No. 48.

No securities have been sold in connection with the offering and the Registrant has determined not to proceed with the offering of this share class at this time.

Registrant respectfully submits that withdrawal of the Post-Effective Amendment No. 48 is consistent with the public interest and the protection of investors. If you have any additional questions, or need additional information, please contact me at 808-600-5366.

Sincerely,

/s/ Michael G. Willis
President, ONEFUND Trust